82-03138

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
BAE SYSTEMS plc

2. Name of shareholder having a major interest

Franklin Resources, Inc. including Franklin Mutual Advisers, LLC and Templeton Worldwide, Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Bank of New York Europe Ltd – 18,142
Bank of New York, London - 4,469,862
Cede, New York - 4,810,692
Citibank Nominees Ltd – 3,321,480
Clydesbank Bank PLC – 4,143,020
Euroclear Bank SA – 95,107
HSBC Bank – 2,959,915
JP Morgan Chase Bank – 142,441,284
Mellon Bank – 16,959,291
Merrill Lynch - 3,748,885
Northern Trust Company – 6,100,377
Royal Canada – 10,639,488
State Street Nominees Ltd – 23,952,256

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 2.5 pence each

10. Date of transaction

Not disclosed. Figures given at 15 September 2005.

11. Date company informed

16 September 2005

12. Total holding following this notification

223,659,799 ordinary shares

13. Total percentage holding of issued class following this notification

6.9667%

14. Any additional information

Notification received under s198 CA85

15. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

16. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of notification

16 September 2005